UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NEW ENGLAND REALTY ASSOCIATES LIMITED PARTNERSHIP

(Name of Issuer)

Depositary Receipts

(Title of Class of Securities)

644206104

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 644206104	13D/A	Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 136,797
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 136,797
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 1,323,766 depositary receipts outstanding as of March 31, 2007 and 6,002 units of Class A limited partnership interests (“Class A Units”) outstanding as of March 31, 2007, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, as filed with the Securities and Exchange Commission on May 10, 2007 (the “Form 10-Q”). For purposes of calculating percentage ownership in this Schedule 13D, all Depositary Receipts have been treated on an as-converted basis, where each Class A Unit is exchangeable for 10 Depositary Receipts.

CUSIP No. 644206104	13D/A	Page 3 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 136,797
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 136,797
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 644206104	13D/A	Page 4 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 136,797
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 136,797
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 644206104	13D/A	Page 5 of 8 pages

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor of the following investment funds that hold the Depositary Receipts reported herein: Mercury Special Situations Fund LP, a Delaware limited partnership; Mercury Special Situations Offshore Fund, Ltd., a British Virgin Island company; Silvercreek SAV LLC, a Delaware limited liability company; Mercury Global Alpha Fund LP, a Delaware limited partnership; and GPC LXV, LLC, a Delaware limited liability company (collectively, the “Funds”). The Depositary Receipts to which this Schedule 13D relates are owned directly by the Funds. Messrs. Jarvis and MacLean are the managing members of Advisors.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Depositary Receipts was $10,737,445.99. Each of the Funds used its own assets to purchase such Depositary Receipts, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercreek SAV LLC, Mercury Global Alpha Fund LP and GPC LXV, LLC owned beneficially 5,344; 22,235; 11,951; 30,655; and 11,250 Depositary Receipts, respectively, representing approximately 0.4%; 1.6%; 0.9%; 2.2%; and 0.8%, respectively, of the Depositary Receipts of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 136,797 Depositary Receipts, constituting 9.9% of the 1,383,786 Depositary Receipts of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 136,797 Depositary Receipts, constituting 9.9% of the 1,383,786 Depositary Receipts of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 136,797 Depositary Receipts, constituting 9.9% of the 1,383,786 Depositary Receipts of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Depositary Receipts beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit C attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of the General Partner of New England Realty Associates Limited Partnership, dated October 30, 2006*

Exhibit B	Press Release, dated October 30, 2006*

Exhibit C	Schedule of Transactions in Depositary Receipts of the Issuer

Exhibit D	Joint Filing Agreement*

*	Previously filed with the Schedule 13D on October 31, 2006

CUSIP No. 644206104	13D/A	Page 6 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: June 20, 2007	MERCURY REAL ESTATE ADVISORS LLC

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ MALCOLM F. MACLEAN IV Signature

/s/ DAVID R. JARVIS Signature

CUSIP No. 644206104	13D/A	Page 7 of 8 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of the General Partner of New England Realty Associates Limited Partnership, dated October 30, 2006*

Exhibit B	Press Release, dated October 30, 2006*

Exhibit C	Schedule of Transactions in Depositary Receipts of the Issuer

Exhibit D	Joint Filing Agreement*

*	Previously filed with the Schedule 13D on October 31, 2006

CUSIP No. 644206104	13D/A	Page 8 of 8 pages

Exhibit C

Schedule of Transactions in Depositary Receipts of the Issuer

During the Past 60 Days

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)

04/25/2007	200.00	86.586
04/30/2007	500.00	87.302
05/24/2007	1,000.00	83.950

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
04/25/2007	500.00	86.59
05/21/2007	(400.00)	83.48
05/22/2007	(1,000.00)	82.87
05/29/2007	2,000.00	84.52
06/08/2007	(5,000.00)	80.07
06/12/2007	(10,000.00)	79.47
06/15/2007	(10,000.00)	81.22

GPC LXV, LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
05/09/2007	(2,000.00)	82.95

Mercury Global Alpha Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
04/18/2007	300.00	85.16
05/22/2007	100.00	83.51
05/30/2007	200.00	85.51
05/31/2007	400.00	85.01
06/01/2007	200.00	85.51
06/07/2007	100.00	81.51
06/08/2007	5,000.00	80.13
06/12/2007	10,000.00	79.53
06/15/2007	10,000.00	81.28
06/15/2007	500.00	83.00
6/19/2007	200.00	82.00

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.